UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Critical Path, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

22674V100

(CUSIP Number)

Attn: T. Shakeshaft SG Hambros Trust Company (Channel Islands) Limited 80 Robinson Road, 27 th Floor Singapore 068898 44.1481.704240	Shane Byrne Baker & McKenzie LLP Two Embarcadero Center, 11th Floor San Francisco CA 94111 415.576.3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22674V100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ace Paragon Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,754,708 [1]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,754,708

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,754,708

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.2% [2]

14.	Type of Reporting Person (See Instructions) CO

1 Issuable upon conversion of 12,916,667 shares of Series E Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series E Preferred”) as of the date hereof.

2 Based on 52,329,956, which is the sum of the 37,575,248 shares of Common Stock reported as outstanding in the Issuer’s Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) on November 14, 2006 and the aggregate amount of Common Stock of the Issuer (on an as converted basis) beneficially owned by the Reporting Person as stated in Box 11 above.

CUSIP No. 22674V100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Strategic Global Asset Management PCC Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,754,708 [3]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,754,708

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,754,708

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.2% [4]

14.	Type of Reporting Person (See Instructions) CO

3 Issuable upon conversion of 12,916,667 shares of the Series E Preferred as of the date hereof.

4 Based on 52,329,956, which is the sum of the 37,575,248 shares of Common Stock reported as outstanding in the Issuer’s Form 10-Q filed with the SEC on November 14, 2006 and the aggregate amount of Common Stock of the Issuer (on an as converted basis) beneficially owned by the Reporting Person as stated in Box 11 above.

CUSIP No. 22674V100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The March Charitable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,754,708 [5]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,754,708

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,754,708

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.2% [6]

14.	Type of Reporting Person (See Instructions) OO

5 Issuable upon conversion of 12,916,667 shares of the Series E Preferred as of the date hereof.  The filing of this Schedule 13D shall not be construed as an admission that The March Charitable Trust is, for the purposes of Section 13(d) of the Act, the beneficial owner of shares covered by this Schedule 13D.  In addition, the filing of this Schedule 13D shall not be construed as an admission that The March Charitable Trust is the beneficial owner of any shares covered by this Schedule 13D for any other purpose than Section 13(d) of the Act.

6 Based on 52,329,956, which is the sum of the 37,575,248 shares of Common Stock reported as outstanding in the Issuer’s Form 10-Q filed with the SEC on November 14, 2006 and the aggregate amount of Common Stock of the Issuer (on an as converted basis) beneficially owned by the Reporting Person as stated in Box 11 above.

CUSIP No. 22674V100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SG Hambros Trust Company (Channel Islands) Limited f/k/a SG Hambros Trust Company (Guernsey) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,754,708 [7]

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,754,708

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,754,708

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.2% [8]

14.	Type of Reporting Person (See Instructions) CO

7 Issuable upon conversion of 12,916,667 shares of the Series E Preferred as of the date hereof.  The filing of this Schedule 13D shall not be construed as an admission that SG Hambros Trust Company (Channel Islands) Limited is, for the purposes of Section 13(d) of the Act, the beneficial owner of shares covered by this Schedule 13D.  In addition, the filing of this Schedule 13D shall not be construed as an admission that SG Hambros Trust Company (Channel Islands) Limited is the beneficial owner of any shares covered by this Schedule 13D for any other purpose than Section 13(d) of the Act.

8 Based on 52,329,956, which is the sum of the 37,575,248 shares of Common Stock reported as outstanding in the Issuer’s Form 10-Q filed with the SEC on November 14, 2006 and the aggregate amount of Common Stock of the Issuer (on an as converted basis) beneficially owned by the Reporting Person as stated in Box 11 above.

SCHEDULE 13D/A

                This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the SEC on February 16, 2005 (the “Original Schedule 13D”) by Ace Paragon Holdings Limited (“Ace Paragon”), Strategic Global Asset Management PCC Limited (the “PCC”), The March Charitable Trust (the “March Trust”) and SG Hambros Trust Company (Channel Islands) Limited (formerly known as SG Hambros Trust Company (Guernsey) Limited) (“SG Trust Co.”), relating to the shares of Common Stock, par value $0.01 per share, of Critical Path, Inc., a Delaware corporation, beneficially owned by Ace Paragon, the PCC, the March Trust and SG Trust Co. (collectively, the “Reporting Persons”).  Except as otherwise provided herein, all items of the Original Schedule 13D remain unchanged.  Capitalized terms used herein and not otherwise defined shall have the same meanings as in the Original Schedule 13D.

Item 1.	Security and Issuer
Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

                This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Issuer Common Stock”), of Critical Path, Inc., a California corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2 Harrison Street, 2nd Floor, San Francisco, California 94105.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

                On December 20, 2006, through a privately negotiated transaction, Great Affluent Limited transferred 6,416,667 shares of  the Issuer’s Series E Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share (the “Series E Preferred”) to Ace Paragon for a total purchase price of $7,667,794.  The source of funds used to purchase the shares of Series E Preferred was provided to Ace Paragon by the PCC from working capital.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

                (a) – (b)  Ace Paragon is the record holder of 12,916,667 shares of the Issuer’s Series E Preferred which are convertible as of the date hereof into 14,754,708 shares of Issuer Common Stock.  Based on the 37,575,248 shares of Issuer Common Stock reported as outstanding as of November 1, 2006 in the Issuer’s Form 10-Q filed with the SEC on November 14, 2006, upon conversion to Issuer Common Stock this represents 28.2% of the outstanding Issuer Common Stock.  Ace Paragon has shared voting and dispositive power with respect to such shares.

                The PCC, as the record holder of 100% of the issued share capital of Ace Paragon, The March Trust, as the record holder of 100% of the management shares of the PCC, and SG Trust Co. as the trustee of The March Trust and as investment advisor to the PCC may be deemed, for purposes of Rule 13d-3 of the Act, to have shared voting and dispositive power with respect to and to beneficially own 14,754,708 shares of Issuer Common Stock issuable upon conversion of the 12,916,667 shares of the Issuer’s Series E Preferred held by Ace Paragon.  Based on the 37,575,248 shares of Issuer Common Stock reported as outstanding as of November 1, 2006 in the Issuer’s Form 10-Q filed with the SEC on November 14, 2006, upon conversion to Issuer Common Stock this represents 28.2% of the outstanding Issuer Common Stock.  The filing of this Schedule 13D/Amendment No. 1 shall not be construed as an admission that either of SG Trust Co. or The March Trust is, for the purposes of Section 13(d) of the Act, the beneficial owner of shares covered by this Schedule 13D/Amendment No. 1.  In addition, the filing of this Schedule 13D/Amendment No. 1 shall not be construed as an admission that either of SG Trust Co. or The March Trust is the beneficial owner of any shares covered by this Schedule 13D/Amendment No. 1 for any other purpose than Section 13(d) of the Act.

                As of the date hereof, the ultimate parent company of SG Trust Co. and the other Reporting Persons is Societe Generale, S.A. (“SG”), a corporation formed under the laws of France.  The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the business operated by SG Trust Co.  SG Trust Co., as described in the Original Schedule 13D, is primarily engaged in the provision of fiduciary services.  SG Trust Co. operates as an independent business entity from SG, including with respect to the investment portfolio held by Ace Paragon and the shares covered by this Schedule 13D/Amendment No. 1.

                SG, for purposes of the federal securities laws, may be deemed ultimately to control SG Trust Co.  SG, its executive officers and directors, and its direct and indirect subsidiaries (other than the Reporting Persons), may be deemed to beneficially own shares of securities of the issuer to which this Schedule 13D/Amendment No. 1 relates, and such shares are not reported on this statement.  In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of shares covered by this Schedule 13D/Amendment No. 1 that may be deemed to be beneficially owned by SG Trust Co. and the other Reporting Persons.  The Reporting Persons disclaim beneficial ownership of shares beneficially owned by SG and any of SG’s other business units.

                Except as described herein, no Reporting Person nor any individual listed on Appendix 1.1 – 1.3 to the Original Schedule 13D (i) beneficially owns any securities of the Issuer or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other equity securities of the Issuer.

(c) The information with respect to the acquisition of Issuer’s Series E Preferred, which is convertible into shares of Issuer Common Stock, set forth in Item 3 is hereby incorporated by reference.
(d) Not applicable.
(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2006

ACE PARAGON HOLDINGS LIMITED

By:            CDS International Limited, as Director of Ace Paragon Holdings Limited

By:          /s/ Julian Michael Medland

Name:     Julian Michael Medland

Title:       Director, CDS International Limited

Dated: December 20, 2006	STRATEGIC GLOBAL ASSET MANAGEMENT PCC LIMITED By: /s/ Julian Michael Medland Name: Julian Michael Medland Title: Director

Dated: December 20, 2006

THE MARCH CHARITABLE TRUST

By:            SG Hambros Trust Company (Channel Islands) Limited, as trustee of The March Charitable Trust

By:          /s/ Julian Michael Medland

Name:     Julian Michael Medland

Title:                          Managing Director, SG Hambros Trust
Company (Channel Islands) Limited

Dated: December 20, 2006	SG Hambros Trust Company (CHANNEL ISLANDS) Limited By: /s/ Julian Michael Medland Name: Julian Michael Medland Title: Managing Director